UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

ALTISOURCE PORTFOLIO SOLUTIONS S.A.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

L0175J104
(CUSIP Number)

Bradley W. Craig 1195 Bangtail Way Steamboat Springs, Colorado 80487 (970) 457-4340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 7, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. L0175J104		Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD MANAGEMENT COMPANY, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,571,023

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,571,023

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,571,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)
This percentage is based on a total of 15,570,432 Shares (as defined herein) outstanding as of April 24, 2020, as disclosed in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on April 30, 2020.

SCHEDULE 13D

CUSIP No. L0175J104		Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD MANAGEMENT GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,571,023

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,571,023

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,571,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
This percentage is based on a total of 15,570,432 Shares (as defined herein) outstanding as of April 24, 2020, as disclosed in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on April 30, 2020.

SCHEDULE 13D

CUSIP No. L0175J104		Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,571,023

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,571,023

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,571,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)
This percentage is based on a total of 15,570,432 Shares (as defined herein) outstanding as of April 24, 2020, as disclosed in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on April 30, 2020.

SCHEDULE 13D

CUSIP No. L0175J104		Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS
MICHAEL CRAIG-SCHECKMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,571,023

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,571,023

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,571,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
This percentage is based on a total of 15,570,432 Shares (as defined herein) outstanding as of April 24, 2020, as disclosed in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on April 30, 2020.

SCHEDULE 13D

CUSIP No. L0175J104		Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS
AGATECREEK LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,571,023

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,571,023

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,571,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
This percentage is based on a total of 15,570,432 Shares (as defined herein) outstanding as of April 24, 2020, as disclosed in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on April 30, 2020.

SCHEDULE 13D

CUSIP No. L0175J104		Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS
SCOTT EDWARD BURG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,142 (2)

	8	SHARED VOTING POWER
3,571,023

	9	SOLE DISPOSITIVE POWER
3,142 (2)

	10	SHARED DISPOSITIVE POWER
3,571,023

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,571,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
This percentage is based on a total of 15,570,432 Shares (as defined herein) outstanding as of April 24, 2020, as disclosed in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on April 30, 2020.

(2)	These restricted Shares were awarded to the Reporting Person in connection with his service as a non-management director of the Issuer.

SCHEDULE 13D

Page 8 of 11 Pages

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the common stock, par value $1.00 per share (the “Shares”), of Altisource Portfolio Solutions S.A. (the “Issuer” or the “Company”), whose principal executive offices are located at 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg. This Amendment No.6 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 17, 2018, as amended by Amendment No. 1, filed with the SEC on August 24, 2018, Amendment No. 2, filed with the SEC on August 30, 2018, Amendment No. 3, filed with the SEC on September 27, 2018, Amendment No. 4 filed with the SEC on November 4, 2019, and Amendment No. 5 filed with the SEC on March 17, 2020 (collectively, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings given them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The funds used for the purchase of the Shares reported herein by the Reporting Persons were the working capital of the STS Master Fund, which may have included margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $1,467,310.71, excluding commissions, was paid to acquire the Shares reported in Item 5(c) of this Amendment No. 6.

Item 5.	Interest in the Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following:

 (a, b) As of the date hereof, each of Deer Park, DPRM, DPRC, Mr. Craig-Scheckman, and AgateCreek may be deemed to be the beneficial owner of 3,571,023 Shares (approximately 22.9% of the total number of Shares outstanding).

As of the date hereof, Mr. Burg may be deemed to be the beneficial owner of 3,574,165 Shares (approximately 22.9% of the total number of Shares outstanding). This amount includes (i) 3,571,023 Shares he may be deemed to share voting and dispositive power with each of Deer Park, DPRM, DPRC, Mr. Craig-Scheckman, and AgateCreek, and (ii) 3,142 restricted Shares that were awarded to Mr. Burg in connection with his service as a non-management director of the Issuer.

The beneficial ownership percentage is based on a total of 15,570,432 Shares outstanding as of April 24, 2020, as disclosed in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on April 30, 2020.

SCHEDULE 13D

Page 9 of 11 Pages

 (c) A description of the transactions in the Common Stock effected during the past sixty days, all of which were effected in the open market in routine brokerage transactions, is included in Exhibit D.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit D:	Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEER PARK ROAD MANAGEMENT COMPANY, LP

By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Chief Operating Officer

DEER PARK ROAD MANAGEMENT GP, LLC

By:	Deer Park Road Corporation, its managing member

By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

DEER PARK ROAD CORPORATION

By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

MICHAEL CRAIG-SCHECKMAN

By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman

AGATECREEK LLC

By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Scott Edward Burg, Sole Member of AgateCreek LLC

SCOTT EDWARD BURG

By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Scott Edward Burg

May 11, 2020

SCHEDULE 13D

Page 11 of 11 Pages

EXHIBIT D

SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Weighted-Average Price Per Share
STS Master Fund, Ltd.	03/17/2020	Purchase	100	$8.75
STS Master Fund, Ltd.	03/18/2020	Purchase	641	$8.01
STS Master Fund, Ltd.	03/20/2020	Purchase	56,610	$8.2423 (1)
STS Master Fund, Ltd.	03/30/2020	Purchase	14,498	$7.3174 (2)
STS Master Fund, Ltd.	05/06/2020	Purchase	48,456	$6.8835 (3)
STS Master Fund, Ltd.	05/07/2020	Purchase	82,723	$6.71

(1)
This price reflects the weighted average price for open-market purchases of Shares made by the Reporting Persons on March 20, 2020 within a $1.00 range. The actual prices for these transactions range between $7.73 to $8.30. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price set forth in footnotes (1) through (3) to this Exhibit D herein.

(2)
This price reflects the weighted average price for open-market purchases of Shares made by the Reporting Persons on March 30, 2020 within a $1.00 range. The actual prices for these transactions range between $6.92 to $7.50.

(3)
This price reflects the weighted average price for open-market purchases of Shares made by the Reporting Persons on May 6, 2020 within a $1.00 range. The actual prices for these transactions range between $6.61 to $6.97, inclusive.